Exhibit 2.s.2

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Year Ended March 31,
	2016	2015	2014
Net investment income	$20,716	$19,897	$19,307
Add: fixed charges and preferred dividends	14,036	8,799	5,959
Earnings	$34,752	$28,696	$25,266
Fixed charges and preferred dividends:
Interest expense	4,154	3,539	2,075
Amortization of deferred financing costs	1,908	1,329	1,024
Preferred dividends	7,963	3,921	2,850
Estimated interest component of rent expense	11	10	10

Total fixed charges and preferred dividends	$14,036	$8,799	$5,959
Ratio of earnings to combined fixed charges and preferred dividends	2.5	3.3	4.2

The calculation of the ratio of earnings to combined fixed charges and preferred dividends is above. “Earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing costs, preferred dividends, and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three.